Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Commission File No. 0-10967)

Set forth below is a letter to Great Lakes Bank customers in connection with the proposed merger between First Midwest Bancorp, Inc. and Great Lakes Financial Resources, Inc.

July 8, 2014

Dear Great Lakes Bank Customer,

Great Lakes Bank recently announced it has entered into a definitive merger agreement with First Midwest Bancorp. Under the agreement, Great Lakes Bank will merge with First Midwest Bank subject to the receipt of bank regulatory approvals and completion of various closing conditions.  This merger is anticipated to be completed before the end of the year.

The merger with First Midwest will allow Great Lakes Bank to partner with a high quality, financially strong and customer focused organization. First Midwest’s unwavering commitment to relationship banking and customer service is similar to ours at Great Lakes Bank. We believe the merger will allow us to better serve your growing banking needs through a broader array of retail, business and wealth management products and services offered by First Midwest.

First Midwest is very excited to welcome you to its banking family and looks forward to providing you with the same personalized service you have grown accustomed to over the years. First Midwest maintains a philosophy that focuses on helping its customers achieve financial success through its long standing commitment to delivering highly personalized attention and an extensive range of services to ensure that all your banking needs are met, now and in the future. First Midwest has been recognized by J.D. Power as having the “Highest Customer Satisfaction with Retail Banking in the Midwest(1)” according to the 2014 Retail Banking Satisfaction StudySM.

You will also have access to First Midwest’s over 90 full service banking centers, plus debit card access to over 50,000 surcharge-free ATMs worldwide in the AllpointTM network. To learn more about First Midwest, including its branch listings, please visit www.FirstMidwest.com.

Your confidence and trust are important to Great Lakes Bank and First Midwest Bank.  Together, we will keep you informed on the progress of this transaction.  We have enclosed a Question and Answer Guide for your reference. If you have any additional questions or concerns, please contact your local branch manager, or your relationship manager.

Great Lakes Bank and First Midwest are dedicated to serving you and working together to ensure a seamless transition. As we look to the future, rest assured that you will be in the hands of a financial partner with an outstanding reputation, whose core values include over 70 years of commitment to serving local communities.

Sincerely,

Ronald T. Shropshire	Mark G. Sander
President	President
Great Lakes Bank	First Midwest Bank

GREAT LAKES BANK MERGER

QUESTION AND ANSWER GUIDE

Why the merger?

The merger with First Midwest Bank will allow Great Lakes Bank to partner with a high quality, financially strong and customer focused organization. First Midwest’s unwavering commitment to relationship banking and customer service is similar to ours at Great Lakes Bank. We believe the merger will allow us to better serve your growing banking needs through a broader array of commercial, retail and wealth management products and services offered by First Midwest.

When the merger is completed, you will have access to First Midwest’s over 90 full service banking centers plus debit card access to over 50,000 surcharge-free ATMs worldwide in the AllpointTM network.

What can you tell me about First Midwest Bank?

First Midwest has operated in our markets for over 70 years with a strong presence in the south suburban Chicago communities. It is one of the largest independent banks headquartered in Illinois, with over $8.3 billion in assets and over 90 full service banking offices located in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa.

First Midwest maintains a philosophy that focuses on helping its customers achieve financial success through its long standing commitment to delivering highly personalized attention. We believe our approach to community banking aligns exceptionally well with First Midwest’s business philosophy, making this a win-win for our customers and our local communities. First Midwest has been recognized by J.D. Power as having the “Highest Customer Satisfaction with Retail Banking in the Midwest(1)” according to the 2014 Retail Banking Satisfaction StudySM.

For more information on First Midwest Bank, please visit their website at www.FirstMidwest.com.

Will my account number change?

At this time your account number will remain the same(2).

What will happen to my accounts, checks, and deposit slips?

You may continue to use your same accounts, checks and deposit slips at this time.  We will strive to make your transition as simple as possible and will notify you in advance if your checks or deposit slips require replacement.

What about my ATM or MasterCard Debit Card?

You may continue to use your ATM or debit card at this time without interruption(2).

What will happen to my banking representatives?

At this time, all of the employees that have been serving you in the past will continue to provide the same exceptional service you have grown accustomed to.

Will the lobby and drive-up hours remain the same?

Yes. The lobby and drive-up hours will remain the same for your convenience.

Will I need to notify anyone about my automatic payments or direct deposits?

Any direct deposits currently being credited to your account, or automatic payments deducted from your account, will continue at this time without interruption.  We will notify you if your deposits or payments require notification of changes to the originator.

Will interest rates on my fixed term certificates of deposit remain the same?

Yes.  For fixed rate CDs, there will be no change in the rate you are currently receiving on your certificates of deposit through its date of maturity.

What about my other interest-bearing deposit accounts (Money Market, NOW and Savings)?

You will continue to earn interest on these accounts and the interest rate will vary as before.

Will my loan payments continue as before?

Yes.  Please continue to make your loan payments to Great Lakes Bank as you have previously. Payments cannot be made at First Midwest branches until the merger is completed. Upon completion of the merger, all loans will continue with First Midwest Bank at their current terms and conditions.

When will I be able to use First Midwest Bank Banking Centers?

When the merger is completed, you will be able to conduct business at any of 90 locations conveniently located throughout the Chicagoland area and across the state of Illinois, northwest Indiana and eastern Iowa.  For a branch locator, please visit: www.FirstMidwest.com.

Will Great Lakes Bank change its name to First Midwest Bank?

All Great Lakes branches will change to First Midwest Bank upon completion of the transaction, which is expected to occur before the end of 2014.

Who should I call if I have additional questions?

Please contact your local branch manager or your relationship manager.

(1) First Midwest Bank received the highest numerical score among retail banks in the Midwest region in the proprietary J.D. Power 2014 Retail Banking Satisfaction StudySM. Study based on 80,445 total responses measuring 21 providers in the Midwest region (IA, IL, KS, MO, MN, WI) and measures opinions of consumers with their primary banking provider.  Proprietary study results are based on experiences and perceptions of consumers surveyed January 2014.  Your experiences may vary.  Visit jdpower.com.

(2) If there are any changes required, a communication will be provided in a timely manner along with detailed instructions to ensure a smooth transition.

Note:  The merger of Great Lakes Bank and First Midwest is subject to bank regulatory approvals and other closing conditions.

The following information may pertain to you as a result of the merger between Great Lakes Bank and First Midwest Bank.  If you have accounts at both institutions, your newly combined deposits in the resulting institution could exceed the $250,000 normal maximum of deposit insurance provided by the FDIC.  In this case, the FDIC will provide supplemental insurance coverage on your accounts for a period of six months from the effective date of the merger. For example, if the transaction were to be on or about September 30, 2014, then your Great Lakes Bank accounts would be insured separately until March 31, 2015.  If a Great Lakes Bank certificate of deposit would mature and be renewed under the same terms between September 30, 2014 and March 31, 2015, the supplemental insurance would be effective until the first maturity date after March 31, 2015.  Such certificates of deposit that mature between September 30, 2014 and March 31, 2015 and are renewed on any other basis, or that are not renewed and become demand deposits, will be separately insured only until March 31, 2015.  The purpose of the supplemental insurance coverage is to provide you an opportunity to restructure any accounts, if needed, to maximize the insurance coverage of your existing accounts.  Any account opened or additional deposits to existing accounts after March 31, 2015 will be combined with your existing accounts in the new institution and will not be separately insured.

If you have questions about the supplemental FDIC insurance of your accounts, please call your local banking center.

Forward-Looking Statements

The information contained herein may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of First Midwest and Great Lakes.  Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import.  Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control.  It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.  Factors that may cause such a difference include, but are not limited to, expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with First Midwest’s and Great Lakes’ respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Great Lakes operate or anticipate doing business, are less favorable than expected; customer and employee reactions to the proposed transaction; new regulatory or legal requirements or obligations; and other risks and important factors that could affect First Midwest’s future results identified in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission (“SEC”).  Forward-looking statements are made only as of the date of this document, and First Midwest undertakes no obligation to update any forward-looking statements contained in this document to reflect events or conditions after the date hereof.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.  First Midwest will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction.  The registration statement will include a proxy statement of Great Lakes, which also will constitute a prospectus of First Midwest, that will be sent to the stockholders of Great Lakes.  Stockholders are advised to read the proxy statement and prospectus when it becomes available because it will contain important information about First Midwest, Great Lakes and the proposed transaction.  When filed, this document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Great Lakes upon written request to Great Lakes Financial Resources, Inc., Attn: Thomas S. Agler, President, 4600 West Lincoln Highway, Matteson, Illinois 60443 or by calling (708) 283-5800.

Participants in this Transaction

First Midwest, Great Lakes and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Great Lakes stockholders in connection with proposed transaction under the rules of the SEC.  Certain information regarding the interests of these participants, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and prospectus regarding the proposed transaction when it becomes available.  Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014.  This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.